UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                             MAI SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   552620 20 5
                                   -----------
                                 (CUSIP Number)

                               Richard S. Ressler
                              c/o W. Brian Kretzmer
                             MAI Systems Corporation
                               9601 Jeronimo Road
                                Irvine, CA 92618
                                 (949) 598-6160
                          -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2002
                          -----------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)
                                   Page 1 of 4

CUSIP NO.  552620 20 5              13D                              Page 2 of 4

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard S. Ressler

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [  ]
                                                                      (b)  [  ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [  ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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               7.       SOLE VOTING POWER
                        1,331,330 Shares.  See Item 5 herein
 NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.       SHARED VOTING POWER
    EACH
 REPORTING     -----------------------------------------------------------------
   PERSON
    WITH       9.       SOLE DISPOSITIVE POWER
                        1,331,330 Shares.  See Item 5 herein

               -----------------------------------------------------------------

               10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,331,330 Shares.  See Item 5 herein

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [  ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.7%.  See Item 5 herein

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14.      TYPE OF REPORTING PERSON*
         IN

------------------
*        SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.  552620 20 5              13D                              Page 3 of 4

PRELIMINARY STATEMENT:

         This Amendment No. 5 supplements the Schedule 13D filed by Richard S. Ressler (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as amended previously on or about April 25, 1996, September 8, 1997, September 18, 1997 and February 4, 1999, relating to the common stock, par value $0.01 per share (the "Common Stock"), of MAI Systems Corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

          No change.

ITEM 2.  IDENTITY AND BACKGROUND

          No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No change.

ITEM 4.  PURPOSE OF TRANSACTION

          No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  As of December 20, 2002 and after giving effect to transactions reported in
     Item 5(c) herein, the Reporting Person was the beneficial owner of an aggregate of 1,331,330 shares of MAI Common Stock which constituted 8.7% of the Common Stock. The foregoing beneficial ownership includes 717,105 shares of MAI Common Stock underlying options, warrants and other derivative securities (collectively, "options") held by the Reporting Person. The foregoing percentage reflects a total of 14,568,585 shares of Common Stock outstanding as reported in MAI's Report on Form 10-Q for the quarter ended September 30, 2002, and also assumes the exercise of the options held by the Reporting Person, but not the exercise of options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 15,285,690 shares).

(b) The Reporting Person has sole power to vote and to dispose of the shares beneficially owned.

(c) On December 20, 2002 the Reporting Person sold 981,832 shares of the MAI Common Stock at $0.10 per share in private transactions with two investors.

(d)  Inapplicable.

CUSIP NO.  552620 20 5              13D                              Page 4 of 4

(e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Inapplicable.





SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002.

                                              /s/ Richard S. Ressler
                                        ------------------------------------
                                                Richard S. Ressler





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